Exhibit 99.1

WIPRO LIMITED
Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India. Corporate Identification Number (CIN): L32102KA1945PLC020800
Tel. No.: +9180 2844 0011; Fax: +9180 2844 0054; Email: corp-secretarial@wipro.com; Website: www.wipro.com; Company Secretary: Mr. M Sanaulla Khan

POST BUYBACK PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF

EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF EQUITY SHARES OF WIPRO LIMITED

This public announcement (the “Post Buyback Public Announcement”) is being made in compliance with Regulation 19(7) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 and subsequent amendments thereof (the “Buyback Regulations”). This Post Buyback Public Announcement should be read in conjunction with the public announcement dated August 31, 2017 (the “Public Announcement”) and the letter of offer dated November 17, 2017 (the “Letter of Offer”). The terms used but not defined in this Post Buyback Public Announcement shall have the same meanings as assigned in the Public Announcement and the Letter of Offer.

1.	THE BUYBACK

1.1.	Wipro Limited (the “Company”) had announced the Buyback of up to 34,37,50,000 (Thirty Four Crores Thirty Seven Lakhs and Fifty Thousand) fully paid-up equity shares of face value of Rs. 2/- (Rupees Two Only) each (“Equity Shares”) from all the existing shareholders/beneficial owners of Equity Shares holding Equity Shares as on September 15, 2017 (the “Record Date”), on a proportionate basis, through the “tender offer” route at a price of Rs. 320/- (Rupees Three Hundred and Twenty Only) per equity share payable in cash, for an aggregate amount of Rs. 1,10,00,00,00,000/- (Rupees Eleven Thousand Crores Only) (the “Buyback Size”, and such buyback of shares, the “Buyback”). The Buyback Size is 23.15% and 21.36% of the aggregate of the fully paid-up equity share capital and free reserves as per the audited standalone and consolidated balance sheets of the Company, respectively, on June 30, 2017.

1.2.	The Company adopted the tender offer route for the purpose of the Buyback. The Buyback was implemented using the “Mechanism for acquisition of shares through Stock Exchange” notified by the Securities and Exchange Board of India (“SEBI”) vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, issued by SEBI.

1.3.	The tendering period for the Buyback Offer opened on November 29, 2017 and closed on December 13, 2017.

2.	DETAILS OF BUYBACK

2.1.	34,37,50,000 (Thirty Four Crores Thirty Seven Lakhs and Fifty Thousand) Equity Shares were bought back under the Buyback, at a price of Rs. 320/- (Rupees Three Hundred and Twenty Only) per Equity Share.

2.2.	The total amount utilized in the Buyback is Rs. 1,10,00,00,00,000/- (Rupees Eleven Thousand Crores only).

2.3.	The registrar to the Buyback i.e. Karvy Computershare Private Limited (“Registrar”), considered 1,45,310 valid applications for 1,17,36,90,350 (One Hundred and Seventeen Crores Thirty Six Lakhs Ninety Thousand Three Hundred and Fifty) Equity Shares in response to the Buyback resulting in the subscription of approximately 3.41 times the maximum number of Equity Shares proposed to be bought back. The details of the valid applications considered by the Registrar are as follows:

Category	No. of Equity Shares Reserved in the Buyback	No. of Valid applications	Total Equity Shares Validly Tendered	% Response
Reserved category for Small Shareholders	5,15,62,500	1,38,390	5,19,37,544	101%
General Category for all other Equity Shareholders	29,21,87,500	6,920	1,12,17,52,806	384%

Total	34,37,50,000	1,45,310	1,17,36,90,350	341%

2.4.	All valid applications were considered for the purpose of Acceptance in accordance with the Buyback Regulations and the Letter of Offer. The communication of Acceptance/rejection will be dispatched by the Registrar to the eligible Equity Shareholders on or before December 22, 2017.

2.5.	The settlement of all valid bids was completed by Clearing Corporation, as applicable on December 19, 2017. The Clearing Corporation has made direct funds payout to Eligible Shareholders whose shares have been accepted under the Buyback. If Eligible Shareholders’ bank account details were not available or if the funds transfer instruction was rejected by RBI/Bank, due to any reason, such funds were transferred to the concerned Stock Brokers settlement bank account for onward transfer to such Eligible Shareholders.

2.6.	Equity Shares held in dematerialized form accepted under the Buyback were transferred to the Company Demat Account on December 19, 2017.

2.7.	The extinguishment of 34,37,50,000 (Thirty Four Crores Thirty Seven Lakhs Fifty Thousand) Equity Shares accepted under the Buyback, comprising:

(i)	34,15,27,869 (Thirty Four Crores Fifteen Lakhs Twenty Seven Thousand Eight Hundred and Sixty Nine) Equity Shares in dematerialized form are currently under process and shall be completed by December 22, 2017.

(ii)	22,22,131 (Twenty Two Lakhs Twenty Two Thousand One Hundred and Thirty One) Equity Shares in physical form are currently under process and shall be completed by December 22, 2017.

The Company, and its respective directors, accept full responsibility for the information contained in this Post Buyback Public Announcement and also accept responsibility for the obligations of the Company laid down under the Buyback Regulations.

3.	CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

3.1.	The capital structure of the Company, pre and post Buyback, is as under:

Sr. No.	Particulars	Pre Buyback (As on the date of LOF)		Post Buyback(1)
		No. of Shares	Amount (Rs. lakhs)	No. of Shares	Amount (Rs. lakhs)
1	Authorized Share	5,50,00,00,000	1,10,000	5,50,00,00,000	1,10,000
	Capital	Equity Shares of Rs. 2 each		Equity Shares of Rs. 2 each

		2,50,00,000 10.25%	2,500	2,50,00,000 10.25%	2,500
		Redeemable Cumulative		Redeemable Cumulative
		Preference Shares of		Preference Shares of
		Rs. 10 each		Rs. 10 each

		1,50,000 10% Optionally	150	1,50,000 10% Optionally	150
		Convertible Cumulative		Convertible Cumulative
		Preference Shares of		Preference Shares of
		Rs. 100 each		Rs. 100 each

		Total	1,12,650	Total	1,12,650

2	Issued, Subscribed and	4,86,66,90,771 Equity	97,334	4,52,29,40,771 Equity	90,459
	Fully Paid-up Share Capital	Shares of Rs. 2 each		Shares of Rs. 2 each

		Total	97,334	Total	90,459

(1)	Subject to extinguishment of 34,37,50,000 (Thirty Four Crores Thirty Seven Lakhs Fifty Thousand) Equity Shares

3.2.	Details of shareholders from whom Equity Shares exceeding 1% of the total Equity Shares have been bought back are as under:

Sr. No.	Name	Number of Equity Shares accepted under Buyback	Equity Shares accepted as a % of total Equity Shares bought Back (%)	Equity Shares accepted as a % of total Post Buyback Equity Shares (%)
1	Azim Premji Trust	17,96,69,656	52.27%	3.97%
2	Mr. Azim Hasham Premji Partner Representing Prazim Traders	1,50,00,000	4.36%	0.33%
3	ICICI Prudential Value Discovery Fund	1,01,40,827	2.95%	0.22%
4	Life Insurance Corporation Of India	91,95,682	2.68%	0.20%
5	Pinebridge Investments GF Mauritius Limited	50,71,619	1.48%	0.11%
6	Azim Premji Philanthropic Initiatives Private Limited	45,33,753	1.32%	0.10%
7	First State Investments ICVC-Stewart Investors AS	37,55,933	1.09%	0.08%
8	T. Rowe Price International Stock Fund	35,14,235	1.02%	0.08%

	Total	23,08,81,705	67.17%	5.10%

3.3.	The shareholding pattern of the Company, pre and post Buyback, is as under:

Category of Shareholder	Pre Buyback		Post Buyback(1)
	Number of Shares	% to pre Buyback Equity Share capital	Number of Shares	% to post Buyback Equity Share capital
Promoter and Promoter Group	3,56,12,01,214	73.18%	3,36,19,97,805	74.33%
Foreign Investors (Including ADRs, Non-Resident Indians, Flls, FPIs, Foreign Nationals, and Overseas Corporate Bodies)	62,78,09,976	12.90%
Financial Institutions/Banks, NBFCs & Mutual Funds	27,95,27,330	5.74%	1,16,09,42,966	25.67%
Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF)	39,81,52,251	8.18%

Total	4,86,66,90,771	100.00%	4,52,29,40,771	100.00%

(1)	Subject to extinguishment of 34,37,50,000 (Thirty Four Crores Thirty Seven Lakhs Fifty Thousand) Equity Shares

4.	MANAGER TO THE BUYBACK

JM Financial Institutional Securities Limited,

7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai – 400 025, India. Tel: +91 22 6630 3030;

Fax: +91 22 6630 3330 Contact Person: Ms. Prachee Dhuri; Email: wipro.buyback2017@jmfl.com;

Website: www.jmfl.com; SEBI Registration Number: INM000010361

Corporate Identity Number: U65192MH1995PLC092522

5.	DIRECTOR’S RESPONSIBILITY

As per Regulation 19(1)(a) of the Buyback Regulations, the Board of Directors of the Company accepts responsibility for the information contained in this Post Buyback Public Announcement or any other information advertisement, circular, brochure, publicity material which may be issued and confirms that such document contains true, factual and material information and does not contain any misleading information.

For and on behalf of the Board of Directors of Wipro Limited

Sd/-	Sd/-	Sd/-	Sd/-
Azim H Premji	Rishad A Premji	Jatin P Dalal	M Sanaulla Khan
Chairman and Managing Director	Executive Director and	Chief Financial Officer	Company Secretary
(Director Identification Number (DIN): 00234280)	Chief Strategy Officer (Director Identification Number (DIN): 02983899)		(Membership Number: F4129)

Place: Bengaluru Date: December 19, 2017			CONCEPT